

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Via E-mail
Mr. Richard P. Dealy
Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

> **Re:** **Pioneer Natural Resources Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-13245**

Dear Mr. Dealy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Proved Undeveloped Reserves, page 30

1. We note your responses to prior comments 5 and 6. Based on the information contained in the response to prior comment 6, approximately 39% of your proved undeveloped reserves (16% of your proved reserves) were booked in 2006 or earlier. In your responses, you indicate that you curtailed development capital spending during 2008 and 2009 "in response to significantly lower commodity prices." It is the staff's view that, in such circumstances, it is no longer appropriate to continue to classify such quantities as proved reserves. See Question 131.02, 131.04 and 131,05 of our Compliance and Disclosure Interpretations which can be found at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm. Provide us with support for your statement that you have the "ability and intent to develop all of the Company's proved undeveloped reserves with five years" or remove any PUDs that were booked more than 5 years ago. As part of your response, provide us with the required drilling schedule, well cost capital and capital for facilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director